EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in Post-Effective Amendment No. 1 to Registration Statement (Form S-3 No. 333-152611) and related prospectus of Incyte Corporation for the registration of its debt securities, preferred stock, common stock, depositary shares and warrants and to the incorporation by reference therein of our reports dated February 26, 2008, with respect to the consolidated financial statements and schedule of Incyte Corporation and the effectiveness of internal control over financial reporting of Incyte Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Philadelphia, PA

February 12, 2009